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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     Commission File No. 0-13395

                           NOTIFICATION OF LATE FILING
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
(Check One):  [X] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 2001

[  ] Transition Report on Form 10-K                     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F                     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
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For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         Part I. Registrant Information

Full name of registrant:  United Financial Banking Companies, Inc.

Former name if applicable:  N/A

Address of principal executive office (Street and number):    8399 Leesburg Pike
City, State and Zip Code:              Vienna, Virginia  22182

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As a result of factors beyond the control of registrant, the finalization of the drafting and review of the Form 10-KSB which is the subject of this notification, by the responsible officers of the registrant and legal counsel to the registrant could not be effected in sufficient time to permit filing of the report in a timely manner.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                  Lisa Porter                        703.734.0070
                  (Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X]  Yes   [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X]  Yes   [ ]  No

         United Financial Banking Companies, Inc. expects to report net income of approximately $1,964,357 for the year ended December 31, 2001 as compared to $1,219,818 net income for the year ended December 31, 2000. Most of the change is due to recognition of deferred tax assets in 2001 of approximately $833,000.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    United Financial Banking Companies, Inc.
                   (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2001                By:      / s / LISA M. PORTER
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                                         Lisa M. Porter, Chief Financial Officer